                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)


                                            Delta Mutual, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share

--------------------------------------------------------------------------------
                         (Title of Class of Securities)



--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Kenneth A. Martin
                                1730 Rhode Island Avenue, N.W., Suite 812
                                Washington, D.C. 20036
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 24, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                (Page 1 of 8 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/99)

CUSIP No. 29381G  10 2                 13D                   Page    of    Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Kelcon, Inc.                   52-2307930
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     AF   00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     U.S.
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         450,000 shares of common stock of Delta Mutual, Inc. owned directly
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         450,000 shares of common stock of Delta Mutual, Inc. owned directly
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     80.78%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 29381G  10 2                 13D                   Page    of    Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Kenneth A. Martin
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     PF        00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     U.S.
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         450,000 shares of common stock of Delta Mutual, Inc. owned beneficially
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         450,000 shares of common stock of Delta Mutual, Inc. owned beneficially
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     450,000 shares of Common Stock of Delta Mutual, Inc. are owned beneficially by Kenneth A. Martin
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     80.78%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 29381G  10 2                 13D                   Page    of    Pages

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

Common Stock, par value $.0001 per share, of Delta Mutual, Inc., 1730 Rhode Island Ave., N.W., Suite 812, Washington, D.C. 20036.


--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a) Kelcon, Inc., a recently formed Delaware corporation, 100% owned by Kenneth A. Martin.

     (b) 1730 Rhode Island Ave., N.W., Suite 812, Washington, D.C. 20036.

     (c) Kenneth A. Martin is a principal in Martin & Adams PLLC, a law firm at the address in (b) above.

     (d) NA

     (e) NA

     (f) U.S.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

            Of total funds of $450,000 paid for the 450,000 shares of Delta Mutual, Inc. common stock by Kelcon, Inc., $75,000 was obtained from equity investment in Kelcon, Inc. by Kenneth A. Martin and $375,000 was obtained from a loan to Kelcon, Inc.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     (a) Possible acquisition of assets of Enterprises Solutions, Inc. by Delta Mutual, Inc. See Amendment No. 1 to Form S-4 of Delta Mutual, Inc., filed September 17, 2001.

     (b)    See (a) above.

     (c)

     (d) In connection with acquisition of 450,000 shares of common stock of Delta Mutual, Inc. by Kelcon, Inc., the board of directors of Delta Mutual changed. See Amendment No. 1 to Form S-4 of Delta Mutual, Inc., filed September 17, 2001.

     (e)

     (f)

     (g)

     (h)

     (i)

     (j)

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a) 450,000 shares of Delta Mutual, Inc. owned directly by Kelcon, Inc., which is 100% owned by Kenneth A. Martin, representing 80.78% of the outstanding class of common stock, par value $.0001 per share

     (b) Kelcon Inc. and Kenneth A. Martin have sole power to vote and dispose of 450,000 shares of Delta Mutual, Inc. common stock

     (c)

     (d)

     (e)

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Amendment No. 1 to Form S-4 of Delta Mutual,
         Inc., filed September 17, 2001.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

         20% Convertible Note of Kelcon, Inc.

--------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   September 27, 2001
                                        ----------------------------------------
                                                         (Date)


                                                 /s/ Kenneth A. Martin
                                        ----------------------------------------
                                                       (Signature)


                                                        President
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

             20% CONVERTIBLE SUBORDINATED NOTE DUE OCTOBER 31, 2001

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR "BLUE SKY" LAWS, AND MAY NOT BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, OR OTHERWISE DISPOSED OF UNLESS REGISTERED PURSUANT TO THE PROVISIONS OR SUCH ACT AND BLUE SKY LAWS OR AN EXEMPTION THEREFROM IS AVAILABLE AS ESTABLISHED BY A WRITTEN OPINION OF COUNSEL ACCEPTABLE TO THE MAKER.

                                  KELCON, INC.

$375,000                                                    Due October 31, 2001

FOR VALUE RECEIVED, the undersigned, KelCon, Inc., a Delaware corporation (the "Maker"), hereby promises to pay to the order of Michael J. Marshall (the "Payee") the principal sum of $375,000, together with all accrued and unpaid interest thereon as set forth below.

         1.       Principal and Interest.

         Interest on the unpaid balance of this Note shall accrue at a rate of twenty percent (20%) per annum from April 20, 2001, compounded monthly, and shall be payable in a single installment at maturity as set forth below. To the extent not converted as provided below, the unpaid balance of principal and all accrued and unpaid interest shall be due and payable on October 31, 2001 ("Maturity Date"). All payments shall be applied first to interest on the unpaid balance and the remainder to principal. Interest hereon shall be calculated on the basis of a 365-day year until all accrued and unpaid interest is paid in full. All payments of principal and interest hereunder shall be payable in lawful currency of the United States.

2.       Use of Proceeds

         Payee acknowledges that proceeds from this loan will be used to acquire control of an existing publicly traded company, Delta Mutual, Inc. (the "Public Company").

         3.       Option to Convert Promissory Note into Shares

(a) At any time prior to the Maturity Date or prior to payment in full by the Maker, Payee shall have the option (the "Option") to convert one hundred thousand dollars ($100,000) of the unpaid principal balance of this Promissory Note, together with all accrued interest on such principal amount converted, into 100,000 shares of the Common Stock (the "Shares") of the Public Company owned by the Maker.

(b) In order to exercise the Option, the Payee shall surrender this Promissory Note to the Maker, accompanied by written notice of its intention to exercise this Option, which notice shall set forth the principal amount of this Promissory Note to be converted ("Notice of Conversion"). Within ten
     (10) business days of Maker's receipt of the Notice of Conversion and this Promissory Note, the Maker shall cause to be delivered to the Payee a certificate for the Shares as to which the Option has been exercised

20% Convertible Subordinated Note Due October 31, 2001
Page 1 of 2
     registered in the name of the Payee, or in such name as is specified by Payee in the Notice of Conversion, and a new Note made by the Company evidencing the principal balance owed after exercise of the Option.

(c) Payee shall cooperate with Public Company to promptly take any and all additional actions required to make Payee a stockholder of the Public Company including, without limitation, in connection with the issuance of the Shares, such representations as to financial condition, investment intent and sophisticated Payee status as are reasonably required by counsel for the Public Company. Payee recognizes that the Shares issued upon conversion of this Promissory Note will constitute "restricted securities" under Rule 144, promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"), and the resale of which will be subject to the limitations of that Rule.

(d) The Maker shall at all times take any and all additional actions as are necessary to maintain the required authority to cause the issuance of the Shares to the Payee, in the event the Payee exercises its rights under this Option.

(e) Following completion of the acquisition of substantially all of the assets of Enterprises Solutions, Inc. by the Public Company, Maker shall take all necessary action promptly to file a registration statement under the Securities Act to register the Shares for sale from time to time in the over-the-counter markets.

(f) Payment by Maker prior to Payee's delivery of a Notice of Conversion shall terminate Payee's option to convert.

IN WITNESS WHEREOF, Maker has executed this Note by its duly authorized officer as of April 20, 2001.


KELCON, INC.

              By: /s/ Kenneth A. Martin
                  --------------------------


              Its: President
                  --------------------------